EXHIBIT 4.7

SETTLEMENT & RELEASE AGREEMENT

        THIS SETTLEMENT & RELEASE (this “Release”) is made on this third day of October, 2003, by and among Arel Communications and Software Ltd. (“Arel Ltd.”), Arel Learning Solutions, Inc. (formerly Arel Acquisition, Inc.) (“ALS”) (Arel Ltd. and ALS, collectively, the “Company”), Izhak Gross (“Gross”) (the Company and Gross, collectively, the “Arel Parties”), M.E. Jones Sub, Ltd. (formerly W2Com, LLC) (“Jones Sub”), CYMI Ltd. (“CYMI”), M.E. Jones Inc. (“Jones Inc.”), Mitchell E. Jones (“Jones”) and Clayton L. Mathile (“Mathile”) (Jones Sub, CYMI, Jones Inc., Jones and Mathile, collectively the “W2Com Parties”).

        WHEREAS, Arel Ltd., the W2Com Parties and W2Com International LLC are parties to an Asset Purchase Agreement, dated August 8, 2000 (the "Asset Purchase Agreement"); and

        WHEREAS, under the terms of Exhibit 5.5(z) to the Asset Purchase Agreement (the “Side Letter”), 272,727 shares of Arel Ltd. were placed into escrow with National City Bank (“NCB”) (the “Side Letter Shares”) pursuant to an escrow agreement dated August 8, 2000 between Arel Ltd., Jones Sub, CYMI and NCB (the “Side Letter Escrow Agreement”); and

        WHEREAS, under the terms of Section 4.2 of the Asset Purchase Agreement, 777,272 shares of Arel Ltd. were placed into a second escrow account with NCB (the “Indemnity Shares”) pursuant to a second escrow agreement dated August 8, 2000 between Arel Ltd., Jones Sub, CYMI and NCB (the “Indemnity Escrow Agreement”); and

        WHEREAS, disputes have arisen between the Arel Parties and the W2Com Parties, as demonstrated, inter alia, in lawsuits being filed by each against the other as follows:

        (i) Arel Ltd. filed an action against the W2Com Parties with the Jerusalem District Court (civil action 4178/02A) (the “Arel Action”), (ii) Jones Inc., Jones Sub, CYMI and Jones filed an action against Arel Ltd., and Gross with the Jerusalem District Court (civil action 4178.1/02A) (the “Counter Suit”), and (iii) Jones Inc., Jones Sub, CYMI and Jones filed an action against the Arel Parties and against NCB with the Common Pleas Court of Montgomery County, Ohio, Civil Division (the “Ohio Court”) (2002 CV 03764) (the “Ohio Suit”) (the Arel Action, the Counter Suit and the Ohio Suit, collectively, the “Lawsuits”); and

        WHEREAS, during the proceedings in the Ohio Suit, the Side Letter Shares (represented by one share certificate) and the Indemnity Shares (represented by two share certificates, each representing 388,636 shares) (the three certificates are hereinafter referred to collectively as the “Certificates”) were deposited with the Ohio Court on August 16, 2002 pursuant to the Court’s order dated August 13, 2002, and such shares are currently held by such Court; and

        WHEREAS, the Arel Parties, the W2Com Parties and NCB have entered into a settlement agreement relating to the escrow issues and have settled all such claims between them, including those set forth in the complaint filed by the W2Com Parties in the Ohio Suit and the counterclaims and crossclaims filed by NCB in the Ohio Suit (the “NCB Agreement”); and

        WHEREAS, the W2Com Parties are, or are affiliated with, major shareholders of Arel Ltd.; and

        WHEREAS, the Arel Parties and the W2Com Parties believe that it is in their interests and in the interests of Arel Ltd. and its shareholders, to fully and finally settle the disputes between them, including the Lawsuits, pursuant to the terms hereof.

        NOW, THEREFORE, in consideration of the promises, covenants and releases set forth herein, and for other good and valuable consideration, the adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1.     Release.

    1.1        Subject to the fulfillment and/or waiver of all the conditions set forth in Section 4 below, each of the Arel Parties, for itself and for its representatives, successors, and/or assigns hereby irrevocably, unconditionally covenants not to sue or seek recovery and forever releases, acquits and discharges each of the W2Com Parties, their past, present and future directors, officers, affiliates, agents and employees, and their successors, and/or assigns from any and all Claims (as hereinafter defined).

    1.2        Subject to the fulfillment and/or waiver of all the conditions set forth in Section 4 below, each of the W2Com Parties, for itself and for its representatives, successors, and/or assigns hereby irrevocably, unconditionally covenants not to sue or seek recovery and forever releases, acquits and discharges each of the Arel Parties, their past, present and future directors, officers, affiliates, agents and employees, and their successors, and/or assigns from any and all Claims.

    1.3        As used in this Release, the term “Claims” means any and all claims, demands, actions, causes of action, costs, expenses, suits, damages, debts, liabilities, obligations, liens, security interests, judgments and rights of any kind whatsoever, direct or indirect, known or unknown, absolute or contingent, determined or speculative, at law, in equity or otherwise arising from or in connection with the Lawsuits, including any Claims under the Asset Purchase Agreement and the Side Letter that: (i) the Arel Parties ever had, now have or hereafter may have or claim to have or succeed to against the W2Com Parties in connection with the Asset Purchase Agreement and the Side Letter, or (ii) that the W2Com Parties ever had, now have or hereafter may have or claim to have or succeed to against the Arel Parties in connection with the Asset Purchase Agreement and the Side Letter.

    1.4        Nothing in this Release shall be construed as or deemed to be an admission by any of the parties of any unlawful or actionable conduct or omission and none of the parties makes any admission of liability of any kind whatsoever.

2.     Reserved.

3.     Requisite Approvals.

        This Release shall become effective upon the approval of the terms hereof by Arel Ltd.‘s audit committee, board of directors and shareholders in accordance with Section 275 of the Israel Companies Law – 1999.

4.     Events Upon Effectiveness.

        Upon the effectiveness of this Release, the following acts shall occur, and such acts shall be deemed to take place simultaneously and no act shall be deemed to have been completed until all such acts have been completed:

    4.1        The parties to the Ohio Suit shall jointly file an agreed entry (the “Agreed Entry”) with the Ohio Court in the form attached hereto as Exhibit 4.1, which shall provide, inter alia, for the release of the Certificates evidencing the Side Letter Shares and the Indemnity Shares to the law firm of Chernesky, Heyman & Kress P.L.L. (“CH&K”), as escrow agent under an Escrow Agreement dated July 18, 2003 (a copy of which is attached hereto as Exhibit 4.1(a)) and in accordance with the terms of the NCB Agreement.

        The parties hereto shall each cooperate with the other and use their respective best efforts to take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable as soon as practicable, including, without limitation, preparing and filing all documentation, notices, petitions, statements, registrations, submissions of information, applications and other documents to cause the Ohio Court to release the Side Letter Shares and the Indemnity Shares as set forth in the Agreed Entry.

        For the removal of doubt, the act contemplated by this Section 4.1 shall not be deemed to be completed until the Ohio Court will have released the Side Letter Shares and the Indemnity Shares as set forth in the Agreed Entry.

    4.2        CYMI shall direct CH&K to send irrevocable instructions to Arel Ltd.‘s stock transfer agent to issue the following new share certificates in exchange for the Certificates:

(a) a share certificate evidencing two hundred thousand (200,000) shares in the name of Arel Ltd. (or to such other person as Arel Ltd. may designate in writing); and

(b) a share certificate evidencing eight hundred forty nine thousand nine hundred ninety nine (849,999) shares in the name of Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001.

    4.3        The sum of $500,000 (five hundred thousand US dollars) (the “Settlement Funds”) shall be paid by the W2Com Parties to the Arel Parties as follows: CYMI shall direct CH&K to deposit by wire transfer the Settlement Funds to a bank account designated by Arel Ltd. This deposit shall be made at the direction of CYMI on behalf of itself and the other W2Com Parties. The obligations of CYMI under this Section 4.3 are binding upon each of the W2Com Parties, jointly and severally. If CYMI should fail to fulfill its obligations under this Section 4.3, the other W2Com Parties shall be liable for such obligations and shall promptly fulfill such obligations upon written demand, without the need for the Arel Parties to prove such failure.

    4.4        The parties to each of the Lawsuits shall jointly file petitions with the relevant courts in the forms attached hereto as Exhibit 4.4 for (i) the dismissal of the Ohio Suit, (ii) the dismissal of the Arel Action and the Counter Suit, (iii) the return of all fees paid to the court at the time the relevant Lawsuit was first filed, and (iv) that no party shall be liable for the expenses of any other party.

        The parties hereto shall each cooperate with the other and use their respective best efforts to take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable including, without limitation, preparing and filing all documentation, notices, petitions, statements, registrations, submissions of information, applications and other documents to give full effect to the provisions of this Section 4.4.

    4.5        Jones hereby waives any rights, claims, demands, actions, causes of action, costs, expenses, suits, damages, and obligations, of any kind with respect to options to purchase shares or securities of Arel Ltd.

    4.6        The letter dated April 2001, from Arel Ltd. addressed to Jones, providing Jones with certain rights to be included as a nominee to Arel Ltd.‘s board of directors shall be deemed terminated and no longer of any force or effect.

5.     Further Assurances.

        Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to, and shall refrain from taking any acts which may impede, hinder or prevent the effectiveness of, the provisions of this Release and the intentions of the parties as reflected thereby.

6.     Governing Law.

        This Release shall be construed in accordance with, and governed in all respects by the internal laws of the State of Israel (without giving effect to the principles of conflicts of laws). The competent courts of Jerusalem shall have exclusive jurisdiction upon any dispute arising hereunder and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

7.     Severability.

        If any provision of this Release is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Release and the remainder of this Release shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Release shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction. The parties further agree to replace any such invalid or unenforceable provisions with valid and enforceable provisions designed to achieve, to the extent possible, the purposes and intent of such invalid and enforceable provisions.

8.     Counterparts.

        This Release may be executed in any number of counterparts (including facsimile counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.     Notices.

        All notices and other communications required or permitted hereunder to be given to a party to this Release shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to any of the Arel Parties: with a copy to (which shall not constitute notice): if to Jones Sub, Jones Inc., or Jones:	Arel Communications and Software Ltd
3 HaYarden Street
Yavne, Israel
70600
Fax: +972-8-943-8106
Attention: Chief Executive Officer

Yigal Arnon & Co.
One Azrieli Center
46th Floor - Round Tower
Tel-Aviv, Israel
67021
Fax: +972-3-608-7714
Attention: David H. Schapiro, Adv.

Mitchell E. Jones
2242 Peters Pike
Troy, Ohio 45373
Fax: (937) 890-2256

with copies to (which shall not constitute notice): if to CYMI or Mathile: with a copy to (which shall not constitute notice):	Coolidge, Wall, Womsley & Lombard
33 West First St.
Suite 600
Dayton, OH 45402
Fax: (937) 223-6705
Attention: Richard Schwartz, Esq.

Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza, S.W.
Suite 1100
Dayton, Ohio 45401-3808
Fax: (937) 449-2823
Attention: Richard J. Chernesky, Esq.

CYMI, Ltd.
6450 Sand Lake Road
Suite 200
Dayton, Ohio 45414
Fax: (937) 264-4639
Attention: Leslie Banwart, President

Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza, S.W.
Suite 1100
Dayton, Ohio 45401-3808
Fax: (937) 449-2823
Attention: Richard J. Chernesky, Esq.

        Any notice sent in accordance with this Section 9 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile, one (1) business day following transmission and electronic confirmation of receipt.

10.     Amendments and Waivers.

        Any term of this Release may be amended only with the written consent of all of the parties hereto. The observance of any term of this Release may be waived (either generally or in a particular instance and either retroactively or prospectively), only if it is in writing and signed by the waiving party. No delay or failure by a party to exercise or enforce at any time any right or provision of this Release will be considered a waiver thereof or of such party’s right thereafter to exercise or enforce each and every right and provision of this Release.  No single waiver will constitute a continuing or subsequent waiver.

11.     Successors; No Assignment.

        Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. Unless explicitly permitted by this Release, no party shall assign or delegate its rights, liabilities and obligations under this Release, whether in whole or in part without the written consent of the other parties.

12.     Expenses.

        Each party shall bear its own expenses and costs to the transactions contemplated hereby (including in connection with the preparation, negotiation and execution of this Release and all documents ancillary thereto), including, but not limited to, attorney’s fees.

13.     Publicity.

        The parties hereto acknowledge that Arel Ltd. is a publicly traded company and as such is entitled to disclose the existence, execution or the terms and conditions of this Release without any further consent of any other party. No publicity release or announcement concerning this Release may be made without the advance written approval as to its form and substance by Arel Ltd.

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14.     Entire Agreement.

        This Release and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous understandings and agreements, whether written or oral, with respect to such subject matter.

IN WITNESS WHEREOF, the parties have caused this Release to be executed on October 3, 2003.

Arel Communications and Software Ltd.

By:      _______________________
Name: _______________________
Title:   _______________________

Izhak Gross

By:      _______________________
Name: _______________________

Clayton L. Mathile

By:      _______________________
Name: _______________________

Mitchell E. Jones

By:      _______________________
Name: _______________________
Arel Learning Solutions, Inc.

By:      _______________________
Name: _______________________
Title:   _______________________

M.E. Jones Sub, Ltd.

By:      _______________________
Name: _______________________
Title:   _______________________

M.E. Jones Inc.

By:      _______________________
Name: _______________________
Title:   _______________________

CYMI, Ltd.

By:      _______________________
Name: _______________________
Title: _______________________